Exhibit 99.1

NEWS RELEASE

OLYMPUS COMMENCES TRADING ON ASX

Toronto, February 4, 2010 – Olympus Pacific Minerals Inc. (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") Mr. David Seton, Chairman, and Chief Executive Officer of Olympus, is pleased to report that because of its amalgamation with Zedex Minerals Limited, approved overwhelmingly by shareholders of Zedex Minerals Limited ("Zedex") on December 17, 2009 ("Amalgamation"), Olympus will commence trading on the Australian Stock Exchange  February 5, 2010 at 1pm EDST (East Australia).

The record date for issue and transfer of the Olympus shares in consideration for the cancellation of the Zedex shares held by Zedex shareholders under the terms of the Amalgamation was January 19, 2010.    Under that arrangement 119,777,448 Olympus shares were distributed to former Zedex shareholders on January 25, 2010 in exchange for the cancellation of 287,466,863 Zedex shares, holding statements for these was dispatched on January 27, 2010.

The 119,777,448 Olympus shares have been registered in the name of Chess Depositary Nominees Pty. Ltd. on the Toronto registers which allows the Chess Depositary Interests (“CDIs”) to then trade on the ASX.  Accordingly, CDIs traded on the ASX and common shares traded on the TSX are fungible.  The Company currently has 202,907,736 shares on issue which are traded on TSX.  Accordingly, the Company now has a total of 322,685,184 shares on issue.

As part of the Amalgamation, Olympus sought, and was granted, a waiver from ASX Listing Rule 1.1 Condition 6.  This listing rule generally requires a company seeking to list on ASX to seek quotation of all securities in its main class.  The waiver was granted by ASX on the basis that securities that will not be quoted on ASX are currently listed and traded on the TSX.  A condition of the waiver was that Olympus includes details of the waiver as part of its pre-quotation disclosure for listing.

Olympus is now positioned to expand gold production in Southeast Asia from its core properties. The diversified gold production Company is also finalizing 2010 exploration budgets to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522 F: (416) 572-4202
info@olympuspacific.com
www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.